Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-141425-03

May 19, 2008

The Connecticut Light and Power Company

Pricing Term Sheet

Issuer:	The Connecticut Light and Power Company
Security:	$300,000,000 5.65% First and Refunding Mortgage Bonds, 2008 Series A, due 2018
Maturity:	May 1, 2018
Coupon:	5.65%
Price to Public:	99.757% of face amount
Yield to Maturity:	5.683%
Spread to Benchmark Treasury:	180 basis points
Benchmark Treasury:	3.875% due May 1, 2018
Benchmark Treasury Yield:	3.883%
Interest Payment Dates:	November 1 and May 1, commencing November 1, 2008
Redemption Provisions
Make-whole call:	At any time at a discount rate of Treasury plus 30 basis points
Settlement:	May 27, 2008 (T + 5)
CUSIP:	207597 ED3
Ratings:	A3 by Moody’s Investors Service BBB+ by Standard & Poor’s Ratings Services A- by Fitch Ratings
Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Wachovia Capital Markets, LLC
Co-Managers:	Banc of America Securities LLC TD Securities (USA) LLC The Williams Capital Group, L.P. Wedbush Morgan Securities Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-227-2275, Ext. 2663 or Citigroup Global Markets Inc. collect at 212-816-6000 or Wachovia Capital Markets, LLC toll free at 1- 800-326-5897.